SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Venus Concept Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92332W105

(CUSIP Number)

John Ricciardi

Chief Financial Officer, Chief Compliance Officer

140 E. 45th Street, 15th Floor

New York, NY 20017

(646) 560-5493

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92332W105	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS MADRYN ASSET MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 10,074,411 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 10,074,411 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,074,411 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN; IA

CUSIP NO. 92332W105	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 3,727,532 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,727,532 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,727,532 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92332W105	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 6,346,879 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 6,346,879 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,879 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92332W105	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 10,074,411 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 10,074,411 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,074,411 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92332W105	13D	Page 6 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Venus Concept, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 235 Yorkland Blvd, Suite 9, Toronto, Ontario M2J 4Y8.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is filed by the following persons (the “Reporting Persons”):

Reporting Person	State of Organization
Madryn Asset Management, LP (“Madryn”)	Delaware
Madryn Health Partners, LP (“Health Partners LP”)	Delaware
Madryn Health Partners (Cayman Master), LP (“Cayman Master LP” and, together with Health Partners LP, the “Funds”)	Cayman Islands
Madryn Health Advisors, LP (“Advisors”)	Delaware

(b) The principal business and principal office address for each of the Reporting Persons is 140 East 45th Street, 15th Floor, New York, NY 10017.

(c)(f) The principal business or occupation of each Reporting Person is as follows:

Reporting Person	Principal Business or Occupation
Madryn	Investment advisor of the Funds
Health Partners LP	Investment Fund
Cayman Master LP	Investment Fund
Advisors	General partner of the Funds

A list of Madryn’s directors, executive officers and managers (collectively, the “Covered Persons”) is set forth below. To the knowledge of the Reporting Persons, each of the Covered Persons that is a natural person is a United States citizen. Other than as set forth below, none of the Reporting Persons have appointed any executive officers or directors:

Name	Principal Occupation
Avinash Amin	Member
Peter Faroni	Member
John Ricciardi	Chief Financial Officer/Chief Compliance Officer

(d) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 92332W105	13D	Page 7 of 10 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 11, 2016, Venus Concept Ltd., a predecessor of the Company, entered into a credit agreement as a guarantor with Health Partners, LP, as administrative agent, and the Funds as lenders (as amended, restated supplemented or modified, the “Credit Agreement”), pursuant to which the Funds agreed to make certain loans to certain of Venus Concept Ltd.’s subsidiaries. On November 7, 2019, in connection with the merger between Restoration Robotics, Inc. and Venus Concept Ltd. (the “Merger”), the Company joined the Credit Agreement as a guarantor.

Prior to the Merger, the Reporting Persons acquired beneficial ownership in a series of financing transactions of certain equity and equity-linked securities of Venus Concept Ltd which, upon consummation of the Merger, automatically converted into equity securities of the Company. All of the Common Stock held directly by the Funds were acquired from the Company, or its predecessor Venus Concept Ltd., by or on behalf of the Funds using the investment capital of the Funds. The aggregate purchase price of the Common Stock held directly by the Funds was approximately $15,475,268 (excluding brokerage commissions and transaction costs).

In connection with the Credit Agreement, Venus Concept Ltd. issued three types of 10-year warrants (collectively, the “Warrants”). Immediately prior to the consummation of the Merger, the Funds held Warrants to purchase 150,000 ordinary shares of Venus Concept Ltd. at a price of $5.0604 per share, 150,000 Series B Preferred Shares of Venus Concept Ltd. at a price of $5.0604 per share, and 12,000 Series C Preferred Shares of Venus Concept Ltd. at a price of $5.0604 per share. At the effective time of the Merger, each outstanding Warrants, whether or not vested, to purchase ordinary shares or preferred shares, as applicable, of Venus Concept Ltd., that was unexercised immediately prior to the effective time of the Merger was converted into a warrant to purchase shares of Common Stock at an exchange ratio of one ordinary share of preferred share of Venus Concept Ltd to 8.6506 shares of Common Stock. As of the date hereof, the Warrants are exercisable into 179,932 shares of Common Stock at an exercise price of $8.775 per share, at any time on or prior to its expiration on December 1, 2026.

On December 9, 2020, the Funds acquired $26,695,110.54 aggregate principal amount of the Company’s the secured subordinated convertible notes (the “Convertible Notes”) pursuant to a Securities Exchange and Registration Rights Agreement (the “Exchange Agreement”), dated as of December 8, 2020, pursuant to which the Company repaid $42,500,000 aggregate principal amount owed under the Credit Agreement and issued the Convertible Notes to the Funds. The initial conversion rate is 307.6923077 shares of Common Stock per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of approximately $3.25 per share of common stock. The conversion rate will be subject to customary adjustments upon the occurrence of certain events.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

CUSIP NO. 92332W105	13D	Page 8 of 10 Pages

In addition, without limitation, the Reporting Persons have and intend to continue to engage from time to time in discussions with management or the board of directors of the Company about its business, operations, strategy, plans and prospects. In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors of the Company, stockholders or other securityholders of the Company and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Company’s business or corporate structure, changes in the Company’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Company, the foregoing is subject to change at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)    The Reporting Persons beneficially own in the aggregate 10,074,411 shares of Common Stock, which represents approximately 20.3% of the outstanding shares of Common Stock. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 41,132,881shares of Common Stock reported by the Company as outstanding as of November 12, 2020 in its Quarterly Report on Form 10-Q filed with the SEC on November 16, 2020 plus the shares of Common Stock issued or issuable on conversion or exercise, as applicable, of the Convertible Notes and the Warrant.

Each of the Funds directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Madryn, as the investment manager for each of the Funds, and Advisors, as the general partner for each of the Funds, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Funds and, consequently, Madryn and Advisors may be deemed to possess indirect beneficial ownership of such shares. Madryn and Advisors disclaim beneficial ownership of such shares for all other purposes.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

(c) Except as described in Item 3 of this Schedule 13D, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has had any transactions in the Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

CUSIP NO. 92332W105	13D	Page 9 of 10 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Exchange Agreement also provides the Madryn Noteholders with certain registration rights related to the shares issuable upon conversion of the Convertible Notes. The description of the Exchange Agreement is qualified in its entirety by reference to the complete text of such agreement, a copy of which are filed as exhibits hereto and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, which agreement is set forth on the signature page to this Schedule 13D.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the common stock of the Company owned by the Funds.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Securities Exchange and Registration Rights Agreement as of December 8, 2020 by and among the Company, Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Ltd., Madryn Health Partners, LP and the Investors signatory thereto. (Incorporated by reference to Exhibit 10.9 of the Company’s Current Report on Form 8-K filed on December 15, 2020).

CUSIP NO. 92332W105	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: December 18, 2020

Madryn Asset Management, LP

By:	/s/ John Ricciardi

Name:	John Ricciardi
Title:	Authorized Signatory

Madryn Health Partners, LP

By:	/s/ John Ricciardi

Name:	John Ricciardi
Title:	Authorized Signatory

Madryn Health Partners (Cayman Master), LP.

By:	/s/ John Ricciardi

Name:	John Ricciardi
Title:	Authorized Signatory

Madryn Health Advisors, LP

By:	/s/ John Ricciardi

Name:	John Ricciardi
Title:	Authorized Signatory